UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MISCOR Group, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60477P102

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 50,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 50,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 50,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 50,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 12,500,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 12,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 12,500,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 12,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 60477P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 62,500,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 62,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of MISCOR Group, Ltd. (the “Company”).  The Company’s principal executive offices are located at 1125 South Walnut Street, South Bend, Indiana 46619.

Item 2.	Identity and Background

(a)    This Statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

(iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF; and

(v) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP and TMF.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)    The address of the principal business and principal office of each of TCP, TCO, TMF and TCM is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)    The principal business of each of TMF and TCP is serving as a private investment limited partnership.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TCM is serving as the general partner of TCP.    Mr. Gendell serves as the managing member of TCM and TCO.

(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO and TCM is a limited liability company organized under the laws of the State of Delaware.    TMF is a limited partnership organized under the laws of the Cayman Islands.    Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Securities Purchase Agreement (as defined below), on January 18, 2007, TCP purchased 50,000,000 shares of Common Stock from the Company for a purchase price of $10,000,000 and TMF purchased 12,500,000 shares of Common Stock from the Company for a purchase price of $2,500,000, for an aggregate purchase price of $12,500,000 in cash.  Each of TCP and TMF used working capital to purchase the Common Stock sold pursuant to the Securities Purchase Agreement.  Mr. Gendell, TCO and TCM do not directly own any shares of Common Stock.

Shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.  Pursuant to the Securities Purchase Agreement (as defined below), the Company has agreed to use the proceeds from the sale of Common Stock to TCP and TMF to repay in full, all of the Company’s obligations to Laurus Master Fund, Ltd., and then to pay certain outstanding accounts payable and for general corporate purposes.  As described in greater detail in Item 6, so long as the Reporting Persons hold a certain percentage of Common Stock, they have the right to appoint either one or two designees to the Company’s Board of Directors (depending on the size of the Board at that time), along with the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries.  The Company has agreed that it shall limit the number of directors serving on its Board to no more than seven directors for so long as the Reporting Persons have the right to appoint directors to the Company’s Board of Directors.  Under the Securities Purchase Agreement, TCP and TMF have the right to participate in any future offerings, sales or exchanges by the Company of Common Stock or securities convertible into or exercisable for Common Stock so as to maintain their respective percentage ownership on a fully diluted basis.  Under the terms of the Securities Purchase Agreement, the sale of the Common Stock was subject to certain conditions, including, among others, that the Board of Directors of the Company adopt resolutions approving the acquisition by the Reporting Persons of up to 30% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons were not subject to certain restrictions set forth in the Indiana Business Corporation Law.  The Company has also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 30% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws, regulations of any governmental authority.  TCP and TMF have agreed to obtain written approval from the Company before acquiring in excess of 30% of the outstanding Common Stock of the Company on a fully-diluted basis.    The Securities Purchase Agreement was also subject to the Reporting Persons receiving an irrevocable proxy from John A. Martell, the Chairman and CEO of the Company, granting TCP and TMF a right to vote his shares of Common Stock and agreeing in his capacity as a director to vote (i) to ensure that any future acquisitions by the Reporting Persons of up to 30% of the fully-diluted outstanding Common Stock will not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority; and (ii) for the election of directors for the purpose of enforcing the right of the Reporting Persons to appoint its designees to the Company’s Board of Directors. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

A.    Tontine Capital Partners, L.P.

(a)    Aggregate number of shares beneficially owned: 50,000,000.   Percentage: 27.8%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 117,285,272 shares of Common Stock issued and outstanding as of October 31 2006 as reflected in the Company’s Form 10-Q for the quarterly period ending October 1, 2006, plus 62,500,000 shares of Common Stock issued by the Company pursuant to the Securities Purchase Agreement for a total of 179,785,272.

(b)    1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  50,000,000

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  50,000,000

(c)    Pursuant to Securities Purchase Agreement.  On January 18, 2007, TCP purchased 50,000,000 shares of Common Stock from the Company at $0.20 per share.

(d)    TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)    Not applicable.

B.     Tontine Capital Management, L.L.C.

(a)    Aggregate number of shares beneficially owned:  50,000,000.   Percentage:  27.8%.

(b)    1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  50,000,000

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  50,000,000

(c)    TCM did not enter into any transactions in the Common Stock of the Company within the last sixty days.  Pursuant to the Securities Purchase Agreement, on January 18, 2007, TCP purchased 50,000,000 of Common Stock from the Company at $0.20 per share and TMF purchased 12,500,000 shares of Common Stock from the Company at $0.20 per share.

(d)    Not applicable.

(e)    Not applicable.

C.     Tontine Capital Overseas Master Fund, L.P.

(a)    Aggregate number of shares beneficially owned: 12,500,000.   Percentage: 7.0%.

(b)    1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  12,500,000

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  12,500,000

(c)    Pursuant to the Securities Purchase Agreement, on January 18, 2007, TMF purchased 12,500,000 shares of Common Stock from the Company at $0.20 per share.

(d)    TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)    Not applicable.

D.     Tontine Capital Overseas GP, L.L.C.

(a)    Aggregate number of shares beneficially owned: 12,500,000.   Percentage: 7.0%.

(b)    1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  12,500,000

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  12,500,000

(c)    TCO has not entered into any transactions in the Common Stock of the Company within the last sixty days.  Pursuant to the Securities Purchase Agreement, on January 18, 2007, TCP purchased 50,000,000 shares of Common Stock from the Company at $0.20 per share and TMF purchased 12,500,000 shares of Common Stock from the Company at $0.20 per share.

(d)    Not applicable.

(e)    Not applicable.

E.     Jeffrey L. Gendell

(a)    Aggregate number of shares beneficially owned: 62,500,000.   Percentage: 34.8%.

(b)    1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  62,500,000

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  62,500,000

(c)    Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. Pursuant to the Securities Purchase Agreement, on January 18, 2007, TCP purchased 50,000,000 shares of Common Stock from the Company at $0.20 per share and TMF purchased 12,500,000 shares of Common Stock from the Company at $0.20 per share.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A. Securities Purchase Agreement

On January 18, 2007, TCP, TMF and the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which the Company agreed to sell 62,500,000 shares of Common Stock at $0.20 per share, of which TCP agreed to purchase 50,000,000 shares and TMF agreed to purchase 12,500,000 shares for an aggregate purchase price of $12,500,000.  Pursuant to the Securities Purchase Agreement, the Company has agreed to use the proceeds from the sale of the Common Stock to TCP and TMF to repay in full, all of the Company’s obligations to Laurus Master Fund, Ltd., and then to pay certain outstanding accounts payable and for general corporate purposes.  Under the Securities Purchase Agreement, so long as the Reporting Persons hold at least 10% of the Common Stock, they have the right to appoint one member of the Company’s Board of Directors.  If the Reporting Persons hold 20% or more of the Common Stock, they have the right to appoint two members of the Company’s Board of Directors if the Board of Directors consists of six or more directors at that time.  The Company has agreed that it shall limit the number of directors serving on its Board to no more than seven directors for so long as the Reporting Persons have the right to appoint directors to the Company’s Board of Directors.  In addition, so long as the Reporting Persons hold 10% or more of the Common Stock, they shall have the right to appoint a representative to observe all Board meetings of the Company, the Company’s subsidiaries and their respective committees.  Under the Securities Purchase Agreement, TCP and TMF have the right to participate in any future offerings, sales or exchanges by the Company of Common Stock or securities convertible into or exercisable for Common Stock so as to maintain their respective percentage ownership on a fully diluted basis.  Under the terms of the Securities Purchase Agreement, the sale of the Common Stock was subject to certain conditions, including, among others, that the Board of Directors of the Company adopt resolutions approving the acquisition by the Reporting Persons of up to 30% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons were not subject to certain restrictions set forth in the Indiana Business Corporation Law.  The Company has also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 30% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws, regulations of any governmental authority.  TCP and TMF have agreed to obtain written approval from the Company before acquiring in excess of 30% of the outstanding Common Stock of the Company on a fully-diluted basis.    The Securities Purchase Agreement was also subject to the Reporting Persons receiving an irrevocable proxy from John A. Martell, the Chairman and CEO of the Company, which is described in greater detail below.   The Securities Purchase Agreement also contains standard representations and warranties, as well as other customary terms and conditions.

B. Registration Rights Agreement

On January 18, 2007, TCP, TMF and the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”),  pursuant to which the Company is required to file a shelf registration statement and grant to TCP and TMF (and their qualifying transferees), certain demand and “piggyback” registration rights in connection with their shares of Common Stock.  The registration rights granted under the Registration Rights Agreement terminate with respect to TCP and TMF (and any of their qualifying transferees) when such party no longer holds any “registrable securities” (as defined in the Registration Rights Agreement).  With the exception of certain expenses, such as underwriting discounts and commissions, the Company has agreed to pay all expenses incident to its performance of or compliance with the Registration Rights Agreement, including the reasonable fees and expenses of counsel retained by the holders of registrable securities requested to be included in a registration statement.

C. Irrevocable Proxy

As a condition to the Securities Purchase Agreement, John A. Martell, the Chairman and CEO of the Company, entered into an Irrevocable Proxy (the “Irrevocable Proxy”) granting TCP and TMF a right to vote his shares of Common Stock (i) to ensure that any future acquisitions by the Reporting Persons of up to 30% of the fully-diluted outstanding Common Stock will not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority; and (ii) for the election of directors for the purpose of enforcing the right of the Reporting Persons to appoint its designees to the Company’s Board of Directors.   Pursuant to the Irrevocable Proxy, Mr. Martell also agreed in his capacity as a director of the Company to vote for the Board designees of the Reporting Persons and to enforce the rights of the TMF and TCP in connection with any future acquisitions by them of Common Stock.

The foregoing summaries of the Securities Purchase Agreement, the Registration Rights Agreement and the Irrevocable Proxy do not purport to be complete and are qualified in their entirety by reference to Exhibit 1, Exhibit 2 and Exhibit 3, which are incorporated by reference herein.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.  Securities Purchase Agreement dated January 18, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and MISCOR Group, Ltd.

2.  Registration Rights Agreement dated January 18, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and MISCOR Group, Ltd.

3. Irrevocable Proxy of John A. Martell, dated January 18, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2007
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., and as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P.

Name/Title